SERVICE AIR GROUP INC. (USA)

Vancouver International Airport

5455 Airport Road South

Richmond, British Columbia

Canada V7B 1B5

Phone: (604)722-2147

May 8, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North End

Mailstop 3561

Washington DC 20549

Attention:	Maureen Bauer, Staff Accountant

Dear Sirs:

Re:	Service Air Group, Inc. (the “Company”)
Form 8-K filed April 24,2006
Your file No. 0-30329

In connection with your letter of May 4, 2006,we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

Service Air Group Inc.

Per:

/s/	Mohammad Sultan

Mohammad Sultan